File No. 1-8644
                                                                ---------------





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-3A-2


                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935








                            IPALCO ENTERPRISES, INC.

                               One Monument Circle
                           Indianapolis, Indiana 46204





                                  June 2, 2003

                                                                File No. 1-8644
                                                                ---------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U-3A-2


                 Statement by Holding Company Claiming Exemption
                  Under Rule U-3A-2 from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1


                            IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission (Commission),  pursuant to Rule 2, its  statement  claiming  exemption  as a  holding  company  from the provisions of the Public  Utility  Holding  Company Act of 1935, and submits the following  information:

     1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

               IPALCO Enterprises, Inc. (Claimant) is an Indiana

          corporation and has its executive office at One Monument

          Circle, Indianapolis, Indiana 46204. Claimant is solely a

          holding company and its business is holding cash and all

          the outstanding common stock of Indianapolis Power &

          Light Company (IPL) and Mid-America Capital Resources,

          Inc. (MACR).

               IPL  is  an  Indiana  corporation  engaged  in  the

          business of generating, transmitting and selling electric

          energy in the City of Indianapolis, Marion County and in

          neighboring cities, towns and communities and adjacent

          rural areas, all within the State of Indiana, the most distant point being about forty miles from Indianapolis.  Its

          executive office is located at One Monument Circle,

          Indianapolis, IN 46204. IPL has the following subsidiaries.

          (a)  In 1996, IPL formed IPL Funding Corporation, an

               Indiana corporation, for purposes of engaging in a

               financing transaction. IPL Funding Corporation is a

               wholly-owned subsidiary of IPL with its executive

               office at One Monument Circle, Indianapolis, IN

               46204.

          (b)  IPL owns 50% of Tecumseh Coal Corporation

               (Tecumseh Coal), an Indiana corporation formed in

               1939 with its executive office in St. Louis,

               Missouri. Tecumseh Coal owns land, coal rights

               and oil wells in southern Indiana and operates five

               small oil wells and leases farm land to farmers.

               In July, 1984, Claimant organized MACR, a

          wholly-owned subsidiary of Claimant, under and through

          which Claimant operates its non-regulated activities.

          MACR is not actively engaged in business, and currently

          holds certain passive investments.

               MACR has the following subsidiaries:

          (a)  Mid-America Energy Resources, Inc. (MAER), an

               Indiana corporation, was formed in 1989 and is a

               wholly-owned subsidiary of MACR with its

               executive office at One Monument Circle,

               Indianapolis, IN 46204. MAER is not conducting

               any business currently.

          (b)  Cleveland Thermal Energy Corporation (CTEC), an

               Ohio corporation, was acquired on July 25, 1991, is

               a wholly-owned subsidiary of MACR with its

               executive office at One Monument Circle,

               Indianapolis, IN 46204. CTEC is not conducting

               any  business currently.

          (c)  Cleveland District Cooling Corporation (CDCC), an

               Ohio corporation, was formed on March 31, 1992, is

               a  wholly-owned subsidiary  of MACR with its

               executive office at One Monument Circle,

               Indianapolis, IN 46204. CDCC is not conducting

               any business currently.

          (d)  Store Heat and Produce Energy, Inc. (SHAPE), an

               Indiana corporation, was formed in 1990, with its

               executive office at One Monument Circle,

               Indianapolis, IN 46204. MACR currently holds an

               80% interest in SHAPE. SHAPE owns a portfolio

               of patents on energy storage technology, but is not

               actively engaged in any business at this time.

          (e)  Indianapolis Campus Energy, Inc. (ICE), an Indiana

               corporation, was formed in 1993, is a wholly-owned

               subsidiary of MACR with its executive office at

               One Monument Circle, Indianapolis,  IN 46204.

               ICE is not conducting any business currently.

     2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State.

               Claimant has no properties of the nature  above-

          described in the State of Indiana or elsewhere, being solely a holding company owning cash and all of the issued and

          outstanding shares of common stock of IPL and MACR.

               The properties of IPL, Claimant's only public utility

          subsidiary, used for the  generation,  transmission  and

          distribution of electric energy for sale are located wholly within the State of Indiana  and consist of the following:


          Generating Plants:
          -----------------

          IPL owns and operates two primarily coal-fired  generating plants, one combination coal and gas-fired plant and a
          separate combustion turbine facility  which  are  used  for
          electric  generation.   For  electric generation,  the net  winter
          capability  is 3,342  MW and net  summer capability is 3,224
          MW. All figures are net of station use.

          IPL's sources of electric generation are as follows:

          Eagle Valley Plant (formerly  known as H. T. Pritchard
          Plant) located 25 miles southwest of Indianapolis, seven units in service with net winter and summer capabilities of 344 MW and 341 MW, respectively.

          Harding Street Station (formerly known as E. W. Stout
          Plant), located in the southwest part of Marion County, Indiana, twelve units in service with net winter and summer capabilities of 1,196 and 1,102, respectively.

          Georgetown Combustion Turbine, located in the northwest part of Marion County, Indiana, one combustion turbine unit in service with net winter and summer capabilities of 100 MW and 79 MW, respectively. This unit went in-service in 2000.

          Petersburg Plant, located in Pike County, Indiana, seven units in service with net winter and summer capabilities of 1,702 MW.

          The number of units indicated above include three gas turbine units at the Harding Street Station added in 1973, one gas turbine added in each of 1994, 1995 and 2002, one diesel unit each at Eagle Valley and Harding Street plants and three diesel units at Petersburg Plant, all added in 1967. Each diesel unit has a nameplate rating of 2.75 MW.


          Transmission and Distribution System Properties:
          -----------------------------------------------

          IPL's transmission system is located entirely within the State of Indiana and includes 457 circuit miles of 345,000 volt lines, 371 circuit miles of 138,000 volt lines and 262 miles of 34,500 volt lines. Distribution facilities include 4,717 pole miles and 19,892 wire miles of overhead lines. Underground distribution and service facilities include 623 miles of conduit and 6,789 wire miles of conductor. Underground street lighting facilities include 94 miles of conduit and 2,053 wire miles of conductor. The system also has 75 bulk power substations and 85 distribution substations.

          None of the transmission lines is positioned or located to deliver or receive electric energy at the borders of the State of Indiana.


     3. The following information is for the calendar year 2002 with respect to IPL, Claimant's only public utility company subsidiary.

          (a) Number of KWH of electric energy sold (at retail or wholesale): 16,183,944,711 KWH.

          (b) Number of KWH of electric energy distributed at retail outside the State of Indiana: None.

          (c) Number of KWH of electric energy sold at wholesale outside the State of Indiana or at the State line: Since IPL is a member of the Midwest Independent System Operator
               (MISO), from time to time IPL will acquire transmision rights via MISO and make wholesale deliveries outside of the State of Indiana. For 2002, this was approximately 215,000,000 KWH.

          (d) Number of KWH of electric energy purchased outside the State of Indiana or at the State line: Since IPL is a member of the MISO, from time to time IPL will acquire transmission rights via MISO and make wholesale purchases outside of the State of Indiana. For 2002, this was approximately 13,000,000 KWH.

     4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in U.S. dollars.

          (a)  Name,   location,   business   address  and  description  of  the
               facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

               None.

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

               None.

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

               None.

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

               None.

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

               None.

     Attached hereto as Exhibit A is a consolidating  statement of income of the

Claimant  and its  subsidiary  companies  for the  last  calendar  year  (2002),

together with a  consolidating  balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year.

          Exhibit B is not applicable to this filing. (See Paragraph 4 above.)

     The  above-named  Claimant has caused this statement to be duly executed on its  behalf by its  authorized  officer  on this 1st day of June,  2003.

                                        IPALCO Enterprises, Inc.
                                         (Name of Claimant)


(CORPORATE SEAL)                      By: /s/ James A. Sadtler
                                      Name: James A. Sadtler
                                      Title: Senior Vice President Power Supply

Attest:


/s/ Connie R. Horwitz
Name: Connie R. Horwitz
Title: Treasurer and Assistant Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

         Hamsa Shadaksharappa
         Senior Vice President Financial Services,
         Chief Financial Officer and Secretary
         One Monument Circle
         Indianapolis, Indiana  46204